Exhibit (a)(5)(A)

DATE:	October 26, 2017
TO:	All Inventure Foods Associates
FROM:	Terry McDaniel

As all of you are aware, our company has been reviewing its strategic options to assess the best course for Inventure. We are pleased to announce that because of that review, and subsequent negotiations with Utz Quality Foods, Utz will acquire Inventure Foods, anticipating a close by early January, 2018.

Utz is the largest privately-held snack food manufacturer in the country, with a nearly 100-year history of successfully manufacturing, marketing and distributing quality snack food brands across the United States. To complement its strong organic growth, the company has acquired and integrated such well-known brands as “Dirty” and Zapp’s Potato Chips, Good Health, and most recently Golden Flake in the Southeast over the past several years.

Over the coming days and weeks, members of the Utz management team will be on site in both Arizona and Indiana to meet with you and discuss both the transition of the business and some of the plans for Inventure and Utz going forward. In the meantime, it needs to be business as usual at Inventure, keeping our focus on maintaining Inventure’s high level of performance.

These are very exciting times at Inventure as we join a very stable, long-term business like Utz - the future for our brands and our company is indeed very bright. We want to thank all of you for your continued devotion to maintaining the Company’s success through this long and challenging process. It is a testament to the character and culture of Inventure Foods and to each of you!

As always, please feel free to contact me or a member of the senior management team to discuss.